Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

Zurich, May 5, 2009
Credit Suisse Group AG
Zurich, Switzerland

Re: Registration Statement No. 333-158999

With respect to the subject registration statement, we acknowledge our awareness of the incorporation by reference therein of our report dated May 5, 2009 related to our review of interim financial information of Credit Suisse Group AG as of March 31, 2009 and 2008 and for the three -month period ended March 31, 2009 and 2008.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,

KPMG AG

David L. Jahnke Robert S. Overstreet
Partner Partner